FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Equal Energy Ltd. (“Equal Energy”)
Suite 2700, 500 – 4th Avenue SW
Calgary AB T2P 2V6

2.	Date of Material Change:

June 17, 2010

3.	News Release:

A press release disclosing the nature and substance of the material change was issued by Equal Energy on June 17, 2010 through CNW Group.

4.	Summary of Material Change:

On June 17, 2010, Equal Energy announced that it has entered into an agreement with a syndicate of underwriters led by Wellington West Capital Markets Inc., and including Desjardins Securities Inc., Jennings Capital Inc. and Scotia Capital Inc., pursuant to which they have agreed to purchase, on a bought deal basis, 5,200,000 common shares (“Common Shares”) of Equal Energy at a price of $6.75 per Common Share for aggregate gross proceeds of $35,100,000.

5.	Full Description of Material Change:

On June 17, 2010, Equal Energy announced that it has entered into an agreement with a syndicate of underwriters led by Wellington West Capital Markets Inc., and including Desjardins Securities Inc., Jennings Capital Inc. and Scotia Capital Inc., (the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 5,200,000 Common Shares of Equal Energy at a price of $6.75 per Common Share for aggregate gross proceeds of $35,100,000.  The Underwriters will have the option to purchase up to an additional 555,600 Common Shares, exercisable in whole or in part at the sole discretion of the Underwriters up to 30 days after the closing date, at the same issue price, to cover over-allotments, if any.  If such option is exercised in full, the aggregate gross proceeds of the offering will be $38,850,300.

Proceeds of the offering will be used to fund ongoing exploration and development activities and for general corporate purposes. The Common Shares will be offered in all provinces of Canada by way of a short form prospectus and in the U.S. on a private placement basis pursuant to exemptions from registration requirements.  Closing is expected to occur on or about July 9, 2010 and is subject to certain customary conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

Blaine Boerchers

Senior Vice President, Finance & Chief Financial Officer

Equal Energy Ltd.

Telephone: (403) 263-0262 or (877) 263-0262

9.	Date of Report:

June 24, 2010.